Zentek Announce Strategic Partnership with Filtration Solutions Industrial Co. to Manufacture and Distribute Graphene-Enhanced HVAC Filters

Guelph, ON - April 14, 2025 Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, is pleased to announce the signing of a collaboration agreement effective April 11, 2025 with Filtration Solutions Industrial Co. ("FSCO"), a leading Saudi-based manufacturer and distributor of air filtration products, to manufacture and distribute ZenGUARD™ Enhanced Air Filters across the Gulf Cooperation Council ("GCC") region.

Under the terms of the agreement, Zentek will supply FSCO with HVAC filter media coated with its proprietary graphene-silver-based ZenGUARD™ technology - known for its ability to significantly increase viral filtration efficiency. FSCO will produce ZenGUARD™ Enhanced Air Filters that will be marketed and distributed under Zentek's branding throughout the GCC, including Saudi Arabia, the United Arab Emirates, Kuwait, Qatar, Bahrain, and Oman, with the net revenue generated from sales of the products shared between Zentek and FSCO. The term of the agreement is for three years, with additional renewal options.

This partnership is an exciting step forward in Zentek's global commercialization strategy," said Greg Fenton, CEO of Zentek. "Demand for advanced materials like graphene - and sustainable technologies like ZenGUARD Enhanced Air Filters - is growing in the Gulf region, and we are proud to help meet this demand with a strong local partner like FSCO. Like Canada, we look forward to improving indoor air quality in buildings, while reducing operating costs, carbon emissions and waste."

"We are proud to partner with Zentek to bring next-generation air filtration solutions to our region," said Ahmad Al-Mahayni, Deputy CEO of FSCO. "ZenGUARD™ aligns perfectly with the GCC's increasing focus on health, energy efficiency, and advanced materials. This partnership allows us to deliver a premium product that supports those goals."

The announcement comes amid rising interest in graphene-based technologies across the GCC1 and aligns with the region's strategic vision of investing significantly to become a global hub for advanced materials and manufacturing - an ambition highlighted in initiatives like the "Made in Saudi Program," "Operation 300 Billion," and "Make it in the Emirates." Graphene, in particular, is increasingly recognized for its potential in clean tech, electronics, energy storage, and healthcare applications.

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1 https://www.blueweaveconsulting.com/report/middle-east-and-africa-graphene-market

Air quality and building decarbonization are critical priorities in both public and private sectors throughout the region. Given the unique ability for ZenGUARD™ Enhanced Air Filters to improve indoor air quality and reduce emissions, Zentek will be presenting "HVAC Energy and CO2eq Savings with Silver-Graphene Oxide Coated Filters" at the ASHRAE International Conference on Energy and Indoor Environment for Hot Climates in Doha, Qatar on April 23-24, 2025.

ZenGUARD™ Enhanced Air Filters respond directly to this demand, offering:

• Improved viral filtration efficiency

• Lower energy consumption due to reduced pressure drop

• Cost-effective protection for high-traffic public buildings, healthcare, education, and commercial facilities

• Ability to control infectious aerosol in buildings where HVAC units cannot accommodate more dense filters

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency for surgical masks and aims to do the same with HVAC (heating, ventilation, and air conditioning) filters. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek, through its wholly owned subsidiary, Triera Biosciences Ltd., has a global exclusive licence to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Email: rshacklock@zentek.com

306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.